ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

ACERGY S.A.

May 28, 2010

PROXY VOTING INSTRUCTIONS

MAIL - Date, sign and mail your proxy card in the envelope provided as soon as possible.
- OR -
TELEPHONE - Call toll-free 1-800-PROXIES (1-800-776-9437) in the United States or 1-718-921-8500 from foreign countries and follow the instructions. Have your proxy card available when you call.
- OR -
INTERNET - Access “www.voteproxy.com” and follow the on-screen instructions. Have your proxy card available when you access the web page.

COMPANY NUMBER
ACCOUNT NUMBER

You may enter your voting instructions at 1-800-PROXIES in the United States or 1-718-921-8500 from foreign countries or www.voteproxy.com up until 11:59 PM Eastern Time on May 17, 2010.

Please detach along perforated line and mail in the envelope provided IF you are not voting via telephone or the Internet.
▄

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE [x]
1.    To consider (i) the report of Deloitte S. A., Luxembourg, Authorized Statutory Auditor ("Réviseurs d'entreprises agrées") on the unconsolidated financial statements of the Company and the report of Deloitte LLP, Independent Registered Public Accounting Firm, on the consolidated financial statements of the Company, (ii) the reports by the Board of Directors of the Company in respect of the unconsolidated and consolidated financial statements of the Company, for the fiscal year ended November 30, 2009.
	FOR ☐	AGAINST ☐	ABSTAIN ☐
6.  To re-elect Sir Peter Mason as an independent Director of the Company to hold office until the next Annual General Meeting of Shareholders or until his successor has been duly elected.
7.   To re-elect Mr. Tom Ehret as an independent Director of the Company to hold office until the next Annual General Meeting of Shareholders or until his successor has been duly elected.
					FOR ☐ ☐	AGAINST ☐ ☐	ABSTAIN ☐ ☐
2. To approve the unconsolidated balance sheet and statement of profit and loss of the Company for the fiscal year ended November 30, 2009.	☐	☐	☐	8. To re-elect Mr. Jean Cahuzac as a Director of the Company to hold office until the next Annual General Meeting of Shareholders or until his successor has been duly elected.	☐	☐	☐
3. To approve the consolidated balance sheet and statements of operations of the Company for the fiscal year ended November 30, 2009.	☐	☐	☐	9. To re-elect Dr. Thorleif Enger as an independent Director of the Company to hold office until the next Annual General Meeting of Shareholders or until his successor has been duly elected.	☐	☐	☐
4. To discharge the Board of Directors of the Company in respect of the proper performance of their duties for the fiscal year ended November 30, 2009.	☐	☐	☐	10. To re-elect Mr. Dod A. Fraser as an independent Director of the Company to hold office until the next Annual General Meeting of Shareholders or until his successor has been duly elected.	☐	☐	☐

5.     To authorise the Company, or any wholly-owned subsidiary or sub-subsidiary, to purchase Common Shares of the Company up to a maximum of 10% of the issued Common Shares net of the Common Shares previously repurchased and still held, at a price reflecting such open market price and on such other terms as shall be determined by the Board of Directors of the Company, provided (a) the maximum price to be paid for such Common Shares shall not exceed the average closing price for such Common Shares on the Oslo Stock Exchange (or the average closing price for American Depositary Shares (ADSs) on the Nasdaq Global Select Market, if applicable) for the five most recent trading days prior to such purchase and b) the minimum price to be paid for such Common Shares shall not be less than the par value (i. e. U. S. $2.00 per share) thereof and further provided such purchases are in conformity with Article 49-2 of the Luxembourg Company Law, such authorisation being granted for purchases completed on or before August 31, 2011.
	☐	☐	☐
11. To re-elect Mr. J. Frithjof Skouveroe as an independent Director of the Company to hold office until the next Annual General Meeting of Shareholders or until his successor has been duly elected.
12. To re-elect Mr. Trond Westlie as an independent Director of the Company to hold office until the next Annual General Meeting of Shareholders or until his successor has been duly elected.
13. To elect Mr. Ron Henderson as a new independent Director of the Company to hold office until the next Annual General Meeting of Shareholders or until his successor has been duly elected.
14. To elect Deloitte S.A., Luxembourg as Authorized Statutory Auditor ("Réviseurs d'entreprises agrées") to audit the unconsolidated financial statements of the Company, and Deloitte LLP as Independent Registered Public Accounting Firm to audit the consolidated financial statements of the Company, for a term to expire at the next Annual General Meeting of Shareholders.
					☐ ☐ ☐ ☐	☐ ☐ ☐ ☐	☐ ☐ ☐ ☐

15.  To approve the determination of dividends of the Company for the fiscal year ended November 30, 2009, namely approval of the recommendation of the Board of Directors of the Company of payment of a final dividend of U.S. $0.23 per Common Share, payable on June 18, 2010 to Shareholders (and June 23, 2010 for holders of ADSs) of record as of June 3, 2010. (Note: The first trading date ex-dividend will be June 1, 2010).
					☐	☐	☐
To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.
☐

Signature of Shareholder                                                Date:

▄
Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, the first titleholder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.
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1

PROXY
ACERGY S. A.
Proxy Solicited on behalf of the Board of Directors of the Company for Annual General Meeting May 28, 2010

The undersigned hereby authorise DnB NOR Bank ASA to constitute and appoint Sir Peter Mason KBE, Jean Cahuzac, Simon Crowe, Johan Rasmussen, Alistair Peel, Jean-Paul Reiland, Jean Hoss, Philippe Hoss, Chantal Mathu, or the Chairman of the Annual General Meeting (if not one of the aforementioned) and each of them, his true and lawful agent and proxy, with full power of substitution in each, to represent and vote on behalf of the undersigned at the Annual General Meeting of Shareholders of Acergy S.A., to be held at the offices of SGG S.A., 412F, route d'Esch, L-2086 Luxembourg on Friday May 28, 2010 at 2:00 p.m. (local time) (the "Meeting"), and at any adjournments thereof, on all matters coming before the Meeting and any adjourned meeting.

The Board of Directors of the Company recommends that you vote in favour of the proposals to be considered at the Meeting.

In the event that you have sold your Acergy S.A. shares prior to receipt of this Notice, you are kindly requested to forward this Notice, and the accompanying documents, to the purchaser of your Acergy S.A. shares.

(Continued and to be signed on the reverse side)
COMMENTS:

14475

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

ACERGY S.A.

May 28, 2010

Please date, sign and mail
your proxy card in the
envelope provided as soon
as possible.

Please detach along perforated line and mail in the envelope provided.
▄

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE [x]
1.   To consider (i) the report of Deloitte S. A., Luxembourg, Authorized Statutory Auditor ("Réviseurs d'entreprises agrées") on the unconsolidated financial statements of the Company and the report of Deloitte LLP, Independent Registered Public Accounting Firm, on the consolidated financial statements of the Company, (ii) the reports by the Board of Directors of the Company in respect of the unconsolidated and consolidated financial statements of the Company, for the fiscal year ended November 30, 2009.
	FOR ☐	AGAINST ☐	ABSTAIN ☐
6. To re-elect Sir Peter Mason as an independent Director of the Company to hold office until the next Annual General Meeting of Shareholders or until his successor has been duly elected.
7.   To re-elect Mr. Tom Ehret as an independent Director of the Company to hold office until the next Annual General Meeting of Shareholders or until his successor has been duly elected.
					FOR ☐	AGAINST ☐	ABSTAIN ☐
2. To approve the unconsolidated balance sheet and statement of profit and loss of the Company for the fiscal year ended November 30, 2009.	☐	☐	☐	8. To re-elect Mr. Jean Cahuzac as a Director of the Company to hold office until the next Annual General Meeting of Shareholders or until his successor has been duly elected.	☐	☐	☐
3. To approve the consolidated balance sheet and statements of operations of the Company for the fiscal year ended November 30, 2009.	☐	☐	☐	9. To re-elect Dr. Thorleif Enger as an independent Director of the Company to hold office until the next Annual General Meeting of Shareholders or until his successor has been duly elected.	☐	☐	☐o
4. To discharge the Board of Directors of the Company in respect of the proper performance of their duties for the fiscal year ended November 30, 2009.	☐	☐	☐	10. To re-elect Mr. Dod A. Fraser as an independent Director of the Company to hold office until the next Annual General Meeting of Shareholders or until his successor has been duly elected.	☐	☐	☐

5.     To authorise the Company, or any wholly-owned subsidiary or sub-subsidiary, to purchase Common Shares of the Company up to a maximum of 10% of the issued Common Shares net of the Common Shares previously repurchased and still held, at a price reflecting such open market price and on such other terms as shall be determined by the Board of Directors of the Company, provided (a) the maximum price to be paid for such Common Shares shall not exceed the average closing price for such Common Shares on the Oslo Stock Exchange (or the average closing price for American Depositary Shares (ADSs) on the Nasdaq Global Select Market, if applicable) for the five most recent trading days prior to such purchase and b) the minimum price to be paid for such Common Shares shall not be less than the par value (i. e. U. S. $2.00 per share) thereof and further provided such purchases are in conformity with Article 49-2 of the Luxembourg Company Law, such authorisation being granted for purchases completed on or before August 31, 2011.
	☐	☐	☐
11. To re-elect Mr. J. Frithjof Skouveroe as an independent Director of the Company to hold office until the next Annual General Meeting of Shareholders or until his successor has been duly elected.
12. To re-elect Mr. Trond Westlie as an independent Director of the Company to hold office until the next Annual General Meeting of Shareholders or until his successor has been duly elected.
13. To elect Mr. Ron Henderson as a new independent Director of the Company to hold office until the next Annual General Meeting of Shareholders or until his successor has been duly elected.
14. To elect Deloitte S.A., Luxembourg as Authorized Statutory Auditor ("Réviseurs d'entreprises agrées") to audit the unconsolidated financial statements of the Company, and Deloitte LLP as Independent Registered Public Accounting Firm to audit the consolidated financial statements of the Company, for a term to expire at the next Annual General Meeting of Shareholders.
					☐ ☐ ☐ ☐	☐ ☐ ☐ ☐	☐ ☐ ☐ ☐

15. To approve the determination of dividends of the Company for the fiscal year ended November 30, 2009, namely approval of the recommendation of the Board of Directors of the Company of payment of a final dividend of U.S. $0.23 per Common Share, payable on June 18, 2010 to Shareholders (and June 23, 2010 for holders of ADSs) of record as of June 3, 2010. (Note: The first trading date ex-dividend will be June 1, 2010).
					☐	☐	☐
To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.
☐

Signature of Shareholder	Date:

▄
Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, the first titleholder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.
▄